Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

26 February 2015

RESULTS FOR THE YEAR TO DECEMBER 2014

Reed Elsevier, the global professional information company, reports continued underlying growth in revenue, operating profit and earnings in 2014, and announces simplification of corporate structure.

Financial results highlights

•    Underlying revenue growth +3% excluding exhibition cycling; full year total £5,773m/€7,159m

•    Underlying adjusted operating profit growth +5%; full year total £1,739m/€2,156m

•    Adjusted EPS for Reed Elsevier PLC 56.3p (54.0p); Reed Elsevier NV €1.07 (€0.99); +10% constant currency

•    Reported EPS for Reed Elsevier PLC 43.0p (48.8p); Reed Elsevier NV €0.85 (€0.91)

•    Proposed full year dividend +6% to 26.0p for Reed Elsevier PLC; +16% to €0.589 for Reed Elsevier NV

•    Return on invested capital up 0.7 percentage points to 12.8%

•    Cash conversion rate 96%; leverage 2.3x EBITDA pensions and lease adjusted (1.7x unadjusted)

•    £600m of share buybacks completed in 2014; total of £500m share buybacks planned in 2015

Simplification of corporate structure and increased transparency

•    Simplifying structure by combining all assets below the two parent companies into a new single group entity and eliminating parent company cross-shareholding

•    Ownership and dividend rights unchanged for all shareholders; cost and profit neutral for company

•    Increasing share price transparency by moving all share listings to equalisation ratio of 1:1

•    Modernising entity names: RELX Group plc for new single group entity; RELX PLC and RELX NV for parents

•    New structure and share listings fully implemented from 1 July 2015 subject to shareholder approvals

Commenting on the results, Anthony Habgood, Chairman, said:

“Reed Elsevier continued to execute well on its strategic and financial priorities in 2014, and we are recommending a 6% increase in the full year dividend for Reed Elsevier PLC and a 16% increase for Reed Elsevier NV. We are proposing a set of measures at the forthcoming AGMs that will simplify our corporate structure and increase transparency for our shareholders.”

Chief Executive Officer, Erik Engstrom, commented:

“In 2014 we maintained good momentum across our key financial metrics of underlying revenue growth, underlying operating profit growth, adjusted earnings per share growth, and return on invested capital. We made further strategic and operational progress as we continued to transform our business, primarily through organic development.”

“We are now extending our efforts to modernise and simplify the company to our corporate structure, our share listings, and our corporate entity names. We are announcing a set of changes that represent a significant simplification without impacting the economic interests of our shareholders.”

“Business trends in the early part of 2015 remain consistent with 2014 trends across our business, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2015.”

Reed Elsevier 2014 I Results 2

FINANCIAL RESULTS HIGHLIGHTS

Reed Elsevier continued to make good progress against its strategic and financial priorities in 2014.

Revenue of £5,773m/€7,159m; underlying growth +3% excluding exhibition cycling: Had exhibition cycling been included underlying revenue growth would have been +4%. The overall underlying growth rate reflects continued growth in electronic and face to face revenues, which accounted for 82% of the total (2013: 81%) growing +5-7%, partially offset by continuing print revenue declines.

Adjusted operating profit of £1,739m/€2,156m; underlying growth +5%: The improvement in profitability reflects a combination of underlying revenue growth, process innovation and portfolio development. Reported operating profit, after amortisation of acquired intangible assets, was up +2% to £1,402m/+7% to €1,738m.

Interest and tax: Adjusted net interest expense was £30m/€27m lower at £147m/€182m reflecting the benefits of term debt refinancings and currency translation effects. The adjusted effective tax rate was unchanged at 23.5%.

Adjusted EPS: Constant currency growth +10%: 56.3p (54.0p) for Reed Elsevier PLC; €1.07 (€0.99) for Reed Elsevier NV.

Reported EPS: Reported EPS was 43.0p (48.8p) for Reed Elsevier PLC and €0.85 (€0.91) for Reed Elsevier NV, reflecting the absence in 2014 of a non-recurring deferred tax credit recognised in the prior year.

Proposed full year dividend: +6% to 26.0p for Reed Elsevier PLC; +16% to €0.589 for Reed Elsevier NV. The proposed average full year dividend growth rate is broadly in line with adjusted EPS growth at constant currency rates. The Reed Elsevier PLC and Reed Elsevier NV full year dividends are covered 2.2x and 1.8x by adjusted EPS respectively.

Net debt/EBITDA 2.3x on a pensions and lease adjusted basis (unadjusted 1.7x): Net debt was £3.5bn/€4.6bn on 31 December 2014. The adjusted cash flow conversion rate was 96%.

Organic development: In 2014 we continued to develop our global technology platforms across the business, launch new products and services in both existing and adjacent market segments, and extend our reach in high growth markets and geographies. Capital expenditure as a percentage of revenues remained at 5%.

Portfolio development: In 2014 we completed 27 small acquisitions of content, data and exhibition assets for a total consideration of £385m. We also completed the disposal of 17 assets for a total consideration of £74m.

Share buybacks: In 2014 we deployed £600m on share buybacks. In 2015, we intend to deploy a total of £500m on share buybacks, based on our strong balance sheet and cash flow. Both amounts exclude annual employee share plan purchases of around £35m. £100m of this year’s total has already been completed, leaving a further £400m to be deployed by the end of the year.

FULL YEAR 2015 OUTLOOK

Business trends in the early part of 2015 remain consistent with 2014 trends across our business, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2015.

Reed Elsevier 2014 I Results 3

CORPORATE STRUCTURE, EQUALISATION ARRANGEMENTS AND CORPORATE ENTITY NAMES

We are extending our efforts to modernise and simplify the company to our corporate structure, our share listings, and our corporate entity names. We believe that the set of measures that we are proposing will simplify our structure, help clarify the economic interests of parent company shareholders, and increase share price transparency.

This set of changes will be cost and profit neutral for the company, before and after tax. None of these changes impact the economic interests of any shareholder, and in particular, ownership, dividend and capital distribution rights are unaffected.

Ownership of all Reed Elsevier businesses, subsidiaries and financing activities below the two listed parent companies, Reed Elsevier PLC and Reed Elsevier NV, has been transferred to one new single group entity, effective 25 February 2015.

From 1 July 2015, we propose to further simplify the corporate structure by eliminating the cross-shareholding between the two parent companies, and aligning their direct equity holdings in the new single group entity with their external shareholders’ respective economic interests of 52.9% and 47.1%.

We also propose to increase share price transparency by moving the share equalisation ratio between Reed Elsevier PLC and Reed Elsevier NV to 1:1, and to adjust the multiples on their ADRs so that they each represent one Reed Elsevier PLC or one Reed Elsevier NV share (from current 4 to 1 and 2 to 1 multiples) respectively.

We have named the newly formed single group entity RELX Group plc. We believe that this shorter and more modern name reflects the transformation of the company to a technology, content and analytics driven business while maintaining the link with its proud heritage. There will not be any brand or name changes for any customer facing products or business units.

We propose to align the two parent company names with RELX Group plc. The proposed new names are RELX PLC for the London listed shareholding vehicle and RELX NV for the Amsterdam listed shareholding vehicle, effective 1 July 2015.

Details of the measures have been set out in an attachment (page 42) to this press release.

Reed Elsevier 2014 I Results 4

REED ELSEVIER FINANCIAL SUMMARY

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	5,773	6,035	-4%	7,159	7,121	+1%	+3	%*

Adjusted operating profit	1,739	1,749	-1%	2,156	2,064	+4%	+5%
Adjusted operating margin	30.1%	29.0%		30.1%	29.0%

Reported operating profit	1,402	1,376	+2%	1,738	1,624	+7%

Adjusted net interest expense	(147)	(177)		(182)	(209)

Adjusted profit before tax	1,592	1,572	+1%	1,974	1,855	+6%

Adjusted tax	(374)	(370)		(464)	(436)
Non-controlling interests	(5)	(5)		(6)	(6)

Adjusted net profit	1,213	1,197	+1%	1,504	1,413	+6%

Reported net profit	955	1,110		1,184	1,310

Reported net margin	16.5%	18.4%		16.5%	18.4%

Net borrowings	3,550	3,072		4,579	3,686

*	Excluding exhibition cycling. Had exhibition cycling been included underlying revenue growth would have been +4%.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Year ended 31 December			Year ended 31 December
	2014	2013	Change	2014	2013	Change	Change at constant currencies
Adjusted earnings per share	56.3p	54.0p	+4%	€1.07	€0.99	+8%	+10%
Reported earnings per share	43.0p	48.8p	-12%	€0.85	€0.91	-7%
Ordinary dividend per share	26.0p	24.6p	+6%	€0.589	€0.506	+16%

Adjusted and underlying figures are additional performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 27. The reported operating profit figures are set out in note 2 on page 25. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. Constant currency growth rates are based on 2013 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2014 I Results 5

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Change at constant currencies	Underlying growth rates
REVENUE
Scientific, Technical & Medical	2,048	2,126	-4%	2,540	2,509	+1%	+1%	+2%
Risk & Business Information	1,439	1,480	-3%	1,784	1,746	+2%	+2%	+6%
Legal	1,396	1,567	-11%	1,731	1,849	-6%	-6%	+1%
Exhibitions	890	862	+3%	1,104	1,017	+9%	+11%	+7%*

Total	5,773	6,035	-4%	7,159	7,121	+1%	+1%	+3%*

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	762	787	-3%	945	929	+2%	+1%	+3%
Risk & Business Information	506	507	0%	627	598	+5%	+5%	+6%
Legal	260	250	+4%	322	295	+9%	+10%	+6%
Exhibitions	217	210	+3%	269	248	+9%	+12%	+9%
Unallocated items	(6)	(5)		(7)	(6)

Total	1,739	1,749	-1%	2,156	2,064	+4%	+5%	+5%

2013 adjusted operating profit by business area has been restated following the adoption of a new method for the allocation of corporate and shared costs

*	Excluding exhibition cycling. Had exhibition cycling been included underlying revenue growth for Exhibitions would have been +9% and underlying revenue growth for Reed Elsevier would have been +4%.

Reed Elsevier 2014 I Results 6

Operating and financial review

Scientific, Technical & Medical

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	2,048	2,126	-4%	2,540	2,509	+1%	+2%

Adjusted operating profit	762	787	-3%	945	929	+2%	+3%
Adjusted operating margin	37.2%	37.0%		37.2%	37.0%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

Key business trends were positive for the year with underlying research subscription revenue growth around half a percentage point ahead of the prior year. Electronic revenues, which now account for around 74% of the total, continued to see good growth across segments.

Underlying revenue growth was +2% and underlying adjusted operating profit growth was +3%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

In primary research, article submissions to subscription journals and usage continued to grow in double digits, and journal quality, as measured by relative impact factor, was maintained. Subscription revenue growth rates were around half a percentage point higher than in the prior year, driven by increased volume and new sales.

The volume of “author pays” or “author’s funder pays” articles grew strongly from a small base. We continued to launch new journals, and now operate over 100 stand-alone author pays open access journals alongside our sponsored article option in over 1,600 subscription journals.

We saw continued good growth in databases & tools, as well as in electronic reference and education.

Print book and pharma promotion revenues continued to decline, albeit at a slightly lower rate than in the prior year.

2015 outlook: Our customer environment remains largely unchanged, with last year’s trends continuing into 2015. Overall we expect another year of modest underlying revenue growth.

Reed Elsevier 2014 I Results 7

Operating and financial review

Risk & Business Information

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	1,439	1,480	-3%	1,784	1,746	+2%	+6%

Adjusted operating profit	506	507	0%	627	598	+5%	+6%
Adjusted operating margin	35.2%	34.3%		35.2%	34.3%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

Strong underlying revenue growth was driven by volume growth, new product roll-outs and expansion in adjacent segments. Underlying profit growth broadly matched revenue growth reflecting ongoing organic initiatives.

Underlying revenue growth was +6% and underlying adjusted operating profit growth was +6%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes.

Strong growth in the insurance segment was driven by solid demand for the US auto underwriting business, good take up of new products and services across the insurance workflow, and expansion in adjacent market verticals. The international initiatives are progressing well.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions, particularly in the financial services sector.

In Government, the state & local segment continued to achieve strong growth. Federal government revenue trends improved during the year.

Major Data Services maintained strong underlying revenue growth, driven by Accuity, XpertHR, and ICIS, and other magazines & services were stable.

In 2014 we continued to support organic growth through the acquisition of data and analytics assets. In 2014 we completed the acquisition of Innovata, a provider of airline schedule data, Tracesmart, a provider of UK public records, Wunelli, a provider of telematics solutions for the auto industry, FircoSoft, a provider of anti-money laundering solutions for the financial services industry, and Health Market Science, supplier of high-quality data on health care professionals.

We also exited assets that no longer fit our strategy, including the disposal of several magazines and the spin-off of certain construction industry assets.

2015 outlook: The fundamental growth drivers of Risk & Business Information remain strong. We expect underlying revenue growth trends to continue in 2015.

Reed Elsevier 2014 I Results 8

Operating and financial review

Legal

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	1,396	1,567	-11%	1,731	1,849	-6%	+1%

Adjusted operating profit	260	250	+4%	322	295	+9%	+6%
Adjusted operating margin	18.6%	15.9%		18.6%	15.9%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

Underlying revenue trends remained unchanged in 2014, with subdued market conditions in the US and Europe limiting overall revenue growth. The improvement in profitability reflects a combination of process innovation, infrastructure decommissioning, and portfolio reshaping.

Underlying revenue growth was +1% and underlying adjusted operating profit growth was +6%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes.

Electronic revenues, which now account for 77% of the total, saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. In other international markets we continued to see good growth.

The roll out of new platform releases continued in 2014, and adoption and usage rates for new products and solutions have continued to progress well.

Around one percentage point of the 270 basis points of margin improvement was achieved through organic process innovation and infrastructure decommissioning, with the balance largely reflecting portfolio changes.

2015 outlook: Trends in our major customer markets are unchanged, limiting the scope for underlying revenue growth. We will maintain our focus on process innovation, and expect further improvement in profitability over the medium term, albeit at a modest rate in 2015 following the sharp margin increase in 2014.

Reed Elsevier 2014 I Results 9

Operating and financial review

Exhibitions

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Underlying growth rates
Revenue	890	862	+3%	1,104	1,017	+9%	+7	%*

Adjusted operating profit	217	210	+3%	269	248	+9%	+9%
Adjusted operating margin	24.4%	24.4%		24.4%	24.4%

2013 adjusted operating profit restated following the adoption of a new method for the allocation of corporate and shared costs

*	Excluding exhibition cycling

Exhibitions achieved another year of strong underlying revenue and profit growth, and continued to actively pursue growth opportunities through new launches and small acquisitions.

Underlying revenue growth was +7% and underlying adjusted operating profit growth was +9%. Had the effects of exhibition cycling been included underlying revenue growth would have been around two percentage points higher. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

The US and Japan achieved strong growth. In the US, growth reflected strong demand across our broad portfolio of leading events. Strong growth in Japan was driven by new launches and strong demand across our major events.

Europe saw modest growth overall. Domestic markets remained subdued, but international events in the UK and France achieved good growth.

China continued to see strong growth in certain sectors, and moderate growth elsewhere. Revenues in Brazil reflected good growth in some of our leading events, but a slowdown in the wider economy. Most other markets continued to grow strongly.

In 2014 we launched 36 new events and completed several small acquisitions and joint venture investments, primarily in high growth geographies and sectors.

2015 outlook: We expect underlying revenue growth trends to continue, with strong growth in the US and Japan and modest growth in Europe. In other markets the outlook remains strong, albeit slightly below the high levels achieved in recent years. In 2015 we expect cycling out effects to reduce the overall revenue growth rate by three to four percentage points.

Reed Elsevier 2014 I Results 10

Operating and financial review

FINANCIAL REVIEW: ADJUSTED FIGURES

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change	Change at constant currencies	Underlying growth rates
Adjusted figures
Revenue	5,773	6,035	-4%	7,159	7,121	+1%	+1%	+3	%*
Operating profit	1,739	1,749	-1%	2,156	2,064	+4%	+5%	+5%
Operating margin	30.1%	29.0%		30.1%	29.0%
Profit before tax	1,592	1,572	+1%	1,974	1,855	+6%	+7%
Net profit	1,213	1,197	+1%	1,504	1,413	+6%	+7%
Net margin	21.0%	19.8%		21.0%	19.8%

*	Excluding exhibition cycling

The combined businesses use adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 27. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. Constant currency growth rates are based on 2013 full year average and hedge exchange rates.

Revenue

Growth of underlying revenue, which excludes the effects of currency translation, acquisitions, disposals and exhibition cycling, was +3%, with all four businesses areas contributing to underlying growth. At constant currencies, revenue growth was +1%. Reported revenue was £5,773m/€7,159m (2013: £6,035m/€7,121m), down -4% expressed in sterling and up +1% in euros.

The difference between underlying and constant currency growth rates reflects the impact of acquisitions, disposals and exhibition cycling in 2013 and 2014. If exhibition cycling effects had been included, underlying revenue growth would have been +4%. The overall effect of disposals in 2014 was to reduce revenue growth by -4%, partially offset by a +1% contribution from acquisitions. Disposals made throughout 2014 will continue to impact reported revenue and operating profit growth rates in 2015.

The impact of currency movements was to reduce revenue expressed in sterling by -5%, principally due to the weakening of the US dollar, on average, against sterling during 2014. Currency effects did not impact growth rates for revenues expressed in euros, with a marginal movement of the euro against the US dollar on average during the year.

Profit

Underlying adjusted operating profit grew ahead of revenue at +5%. Total adjusted operating profit was £1,739m/€2,156m (2013: £1,749m/€2,064m), down -1% expressed in sterling and up +4% in euros. Acquisitions and disposals had no net impact on adjusted operating profit. Currency effects reduced adjusted operating profit by -6% expressed in sterling and -1% in euros.

Underlying costs were up +3%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency. Total operating costs, including the impact of acquisitions and disposals, decreased by -6% expressed in sterling and -1% in euros. At constant currencies, total operating costs decreased by -1%.

Reed Elsevier 2014 I Results 11

Operating and financial review

The overall adjusted operating margin of 30.1% was 1.1 percentage points higher than in the prior year. This included a 0.9 percentage point benefit to margin from portfolio changes and a 0.1 percentage point decrease from currency effects.

Interest expense, excluding the net pension financing charge, was £147m/€182m (2013: £177m/€209m) reflecting the benefit of term debt refinancings at lower rates and currency translation effects.

Adjusted profit before tax was £1,592m/€1,974m (2013: £1,572m/€1,855m), up +1% expressed in sterling and +6% in euros. At constant exchange rates, adjusted profit before tax was up +7%, reflecting the increase in constant currency adjusted operating profits and a lower net interest expense.

The adjusted effective tax rate on adjusted profit before tax was 23.5%, in line with the prior year. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, and includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted net profit attributable to shareholders of £1,213m/€1,504m (2013: £1,197m/€1,413m) was up +1% expressed in sterling and up +6% in euros, and up +7% at constant currencies.

Cash flows

	£		€
	Year ended 31 December		Year ended 31 December
	2014 £m	2013 £m	2014 €m	2013 €m
Adjusted cash flow conversion
Adjusted operating profit	1,739	1,749	2,156	2,064
Capital expenditure	(270)	(308)	(335)	(363)
Depreciation and amortisation of capitalised development costs	237	249	294	294
Working capital and other items	(44)	13	(54)	15

Adjusted cash flow	1,662	1,703	2,061	2,010

Cash flow conversion	96%	97%	96%	97%

Adjusted cash flow was £1,662m/€2,061m (2013: £1,703m/€2,010m), down -2% expressed in sterling, up +3% in euros and up +3% in constant currencies. The rate of conversion of adjusted cash flow was 96% (2013: 97%).

Capital expenditure was £270m/€335m (2013: £308m/€363m), including £203m/€252m (2013: £251m/€296m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in the Legal business. Depreciation and amortisation of capitalised development costs were £237m/€294m (2013: £249m/€294m). Capital expenditure was 4.7% of revenue (2013: 5.1%). Depreciation and amortisation were 4.1% of revenue (2013: 4.1%).

Reed Elsevier 2014 I Results 12

Operating and financial review

Free cash flow before dividends was £1,156m/€1,433m (2013: £1,131m/€1,336m). Cash interest paid decreased to £126m/€156m (2013: £195m/€230m), reflecting lower financing costs and the timing of payments. The increase in cash taxes paid to £363m/€450m (2013: £347m/€409m) reflects higher taxable profits, predominantly in the US. Payments made in respect of acquisition related and exceptional restructuring costs, net of tax recovered, were £17m/€22m (2013: £30m/€35m).

	£		€
	Year ended 31 December		Year ended 31 December
	2014 £m	2013 £m	2014 €m	2013 €m
Free cash flow
Adjusted cash flow	1,662	1,703	2,061	2,010
Cash interest paid	(126)	(195)	(156)	(230)
Cash tax paid	(363)	(347)	(450)	(409)
Acquisition integration/other*	(17)	(30)	(22)	(35)

Free cash flow before dividends	1,156	1,131	1,433	1,336
Dividends	(565)	(549)	(701)	(648)

Free cash flow after dividends	591	582	732	688

*	net of cash tax relief

Ordinary dividends paid to shareholders in the year, being the 2013 final and 2014 interim dividends, amounted to £565m/€701m (2013: £549m/€648m). Free cash flow after dividends was £591m/€732m (2013: £582m/€688m).

Total consideration on acquisitions completed in the year was £385m/€477m (2013: £230m/€271m). Cash spent on acquisitions was £437m/€542m (2013: £231m/€273m), including deferred consideration of £34m/€42m (2013: £21m/€25m) on past acquisitions, payments of £15m/€19m (2013: nil) for the acquisition of non-controlling interests, spend on venture capital investments of £6m/€7m (2013: £10m/€12m) and borrowings in acquired businesses totalling £20m/€25m (2013: nil).

Total consideration on the disposal of non-strategic assets in 2014 was £74m/€92m (2013: £331m/€390m), including £10m/€12m (2013: £6m/€7m) in respect of freehold properties. Net cash received after timing differences and separation and transaction costs was £53m/€66m (2013: £195m/€230m). Net tax recovered in respect of disposals was £5m/€6m (2013: tax paid of £25m/€30m).

Share repurchases by the parent companies in 2014 were £600m/€744m (2013: £600m/€708m). The Employee Benefit Trust purchased shares of the parent companies totalling £39m/€48m (2013: nil). Proceeds from the exercise of share options were £45m/€56m (2013: £125m/€148m).

	£		€
	Year ended 31 December		Year ended 31 December
	2014 £m	2013 £m	2014 €m	2013 €m
Reconciliation of net debt
Net debt at 1 January	(3,072)	(3,127)	(3,686)	(3,846)

Free cash flow after dividends	591	582	732	688
Net cash disposal proceeds	53	195	66	230
Acquisition cash spend	(437)	(231)	(542)	(273)
Share repurchases	(639)	(600)	(792)	(708)
Other	33	81	41	96
Currency translation	(79)	28	(398)	127

Movement in net debt	(478)	55	(893)	160

Net debt at 31 December	(3,550)	(3,072)	(4,579)	(3,686)

Debt

Net borrowings at 31 December 2014 were £3,550m/€4,579m, an increase of £478m/€893m since 31 December 2013. The majority of our borrowings are denominated in US dollars and the weakening of sterling and the euro against the dollar at the year end compared with the start of the year resulted in higher net borrowings when expressed in sterling and euros. Excluding currency translation effects, net borrowings increased by £399m/€495m. Expressed in US dollars, net borrowings at 31 December 2014 were $5,532m (2013: $5,089m).

Reed Elsevier 2014 I Results 13

Operating and financial review

Gross borrowings at 31 December 2014 amounted to £3,825m/€4,934m (2013: £3,281m/€3,937m). The fair value of related derivative liabilities was £1m/€1m (2013: assets of £77m/€93m). Cash balances totalled £276m/€356m (2013: £132m/€158m). In aggregate, these give the net borrowings figure of £3,550m/€4,579m (2013: £3,072m/€3,686m).

The effective interest rate on gross borrowings was 4.2% in 2014, down from 4.8% for the year ended 31 December 2013. As at 31 December 2014, after taking into account interest rate derivatives, a total of 52% of gross borrowings were at fixed rates with a weighted average remaining life of 5.8 years.

The ratio of net debt to 12 month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.7x (2013: 1.6x). Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by the credit rating agencies, the ratio was 2.3x (2013: 2.1x).

Liquidity

In June 2014, the first of two one year extension options was exercised on the $2.0bn committed bank facility taking the maturity to July 2019. This back up facility provides security of funding for short-term debt. At 31 December 2014, this facility was undrawn.

In May 2014, €350m of euro denominated floating rate term debt was issued with a maturity of three years, and swapped into $480m on issue. In August 2014, £300m of sterling denominated fixed rate term debt was issued with a maturity of five years and a coupon of 2.75%. In December 2014, $20m of US term debt maturing in January 2019 was purchased in the open market.

The combined businesses have ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing operational requirements.

Invested capital and returns

Gross capital employed at 31 December 2014 was £11,604m/€14,969m (2013: £11,155m/€13,386m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The increase of £449m in sterling principally reflects currency effects, which more than offset the impact of disposals and an increase in the net pension deficit. The increase of €1,583m in euros reflects the more significant impact from currency movements.

The post-tax return on average invested capital (“ROIC”) in the year was 12.8% (up 0.7 percentage points from 2013). The increase in the return reflects the improved underlying trading performance and a lower capital base (at average exchange rates).

Net pension obligations, ie pension obligations less pension assets, at 31 December 2014 were £632m/€815m (2013: £379m/€455m) including a net deficit of £439m/€566m (2013: £219m/€263m) in respect of funded schemes. The increased net deficit reflects lower discount rates applied as at 31 December 2014.

Reed Elsevier 2014 I Results 14

Operating and financial review

FINANCIAL REVIEW: REPORTED FIGURES

	£			€
	Year ended 31 December			Year ended 31 December
	2014 £m	2013 £m	Change	2014 €m	2013 €m	Change
Reported figures
Operating profit	1,402	1,376	+2%	1,738	1,624	+7%
Profit before tax	1,229	1,196	+3%	1,523	1,412	+8%
Net profit	955	1,110	-14%	1,184	1,310	-10%
Net margin	16.5%	18.4%		16.5%	18.4%

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £1,402m/€1,738m (2013: £1,376m/€1,624m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £286m/€355m (2013: £318m/€375m), reflecting certain assets becoming fully amortised and currency effects. Acquisition related costs were £30m/€37m (2013: £43m/€51m), including a charge for deferred consideration payments required to be expensed under IFRS.

Reported profit before tax was £1,229m/€1,523m (2013: £1,196m/€1,412m).

Reported net finance costs of £162m/€201m (2013: £196m/€231m) include a charge of £15m/€19m (2013: £19m/€22m) in respect of the defined benefit pension schemes. Net pre-tax disposal losses were £11m/€14m (2013: £16m/€19m gain) arising largely from the sale of certain Risk & Business Information businesses. These losses are increased by an associated tax charge of £3m/€3m (2013: £34m/€40m).

The reported tax charge was £269m/€333m (2013: £81m/€96m). In 2013, the reported tax charge included a non-recurring deferred tax credit of £221m/€261m arising on the alignment of business assets with their global management structure.

Reed Elsevier 2014 I Results 15

Operating and financial review

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Year ended 31 December			Year ended 31 December
	2014 pence	2013 pence	Change	2014 €	2013 €	Change	Change at constant currencies
Adjusted earnings per share	56.3p	54.0p	+4%	€1.07	€0.99	+8%	+10%
Adjustments (post tax):
Amortisation of acquired intangible assets	(13.0)	(14.6)		(0.24)	(0.27)
Deferred tax credits from intangible assets	3.2	13.6		0.06	0.25
Other adjustments	(3.5)	(4.2)		(0.04)	(0.06)

Reported earnings per share	43.0p	48.8p	-12%	€0.85	€0.91	-7%	-7%

Ordinary dividend per share	26.0p	24.6p	+6%	€0.589	€0.506	+16%

Adjusted earnings per share were up +4% at 56.3p (2013: 54.0p) and up +8% at €1.07 (2013: €0.99) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by +10%.

Reported earnings per share for Reed Elsevier PLC was 43.0p (2013: 48.8p) and for Reed Elsevier NV was €0.85 (2013: €0.91), with currency effects and the absence of the non-recurring deferred tax credits recognised in 2013 offsetting the improved trading performance.

The equalised final dividends proposed by the respective boards are 19.0p per share for Reed Elsevier PLC and €0.438 per share for Reed Elsevier NV, +6% and +17% higher respectively compared with the prior final year dividends. This gives total dividends for the year of 26.0p (2013: 24.6p) and €0.589 (2013: €0.506), up +6% and +16% respectively. The difference in growth rates in the equalised final dividends, and in the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

Dividend cover, based on adjusted earnings per share for the 12 months to 31 December 2014, and the aggregate 2013 final and 2014 interim dividends, is 2.2x (2013: 2.2x) for Reed Elsevier PLC and 1.8x (2013: 2.0x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

During 2014, 35.2m Reed Elsevier PLC shares and 21.5m Reed Elsevier NV shares (including R share equivalents) were repurchased. A further 0.8m Reed Elsevier PLC shares and 2.0m Reed Elsevier NV shares were purchased by the Employee Benefit Trust. During 2014, 65.0m Reed Elsevier PLC shares and 40.0m Reed Elsevier NV shares held in treasury were cancelled. As at 31 December 2014, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively, net of shares held in treasury, amounted to 1,127.7m and 690.9m (including R share equivalents). A further 4.8m Reed Elsevier PLC shares and 2.8m Reed Elsevier NV shares have been repurchased in January and February 2015.

Reed Elsevier 2014 I Results 16

Operating and financial review

PRINCIPAL RISKS

The principal risks facing the combined businesses arise from the highly competitive and rapidly changing nature of our markets, the increasing technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

The principal risks and uncertainties that have been identified are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and levels of government funding.

•	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services.

•	Our scientific, technical & medical (STM) primary publications, like those of most of our competitors, are published largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM publications, regarding to what extent such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•	Our businesses operate in highly competitive markets which continue to evolve in response to technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.

•	Our businesses maintain databases and information that are accessed online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss, litigation and increased regulation.

Reed Elsevier 2014 I Results 17

Operating and financial review

•	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

•	We operate a number of pension schemes around the world. Historically, the largest schemes have been local versions of the defined benefit type in the UK, the US and Netherlands. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to, inter alia, asset values, discount rates or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to our businesses may be amended by the relevant authorities or interpreted differently, which could adversely affect our reported results.

•	The combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. Macro economic, political and market conditions may also adversely affect the availability of short and long-term funding, volatility of interest rates, currency exchange rates and inflation.

•	As a world leading provider of professional information solutions to the STM, risk & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2014 I Results 18

Combined financial information

Condensed combined income statement

For the year ended 31 December 2014

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Revenue	5,773	6,035	7,159	7,121
Cost of sales	(2,006)	(2,118)	(2,488)	(2,499)

Gross profit	3,767	3,917	4,671	4,622
Selling and distribution costs	(934)	(1,005)	(1,158)	(1,186)
Administration and other expenses	(1,467)	(1,565)	(1,819)	(1,847)

Operating profit before joint ventures	1,366	1,347	1,694	1,589
Share of results of joint ventures	36	29	44	35

Operating profit	1,402	1,376	1,738	1,624

Finance income	7	10	9	12
Finance costs	(169)	(206)	(210)	(243)

Net finance costs	(162)	(196)	(201)	(231)

Disposals and other non operating items	(11)	16	(14)	19

Profit before tax	1,229	1,196	1,523	1,412
Current tax	(357)	(352)	(443)	(416)
Deferred tax	88	271	110	320

Tax expense	(269)	(81)	(333)	(96)

Net profit for the year	960	1,115	1,190	1,316

Attributable to:
Parent companies’ shareholders	955	1,110	1,184	1,310
Non-controlling interests	5	5	6	6

Net profit for the year	960	1,115	1,190	1,316

Condensed combined statement of comprehensive income

For the year ended 31 December 2014

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Net profit for the year	960	1,115	1,190	1,316

Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension schemes	(266)	40	(330)	47
Tax on items that will not be reclassified to profit or loss	63	(24)	78	(28)

Total items that will not be reclassified to profit or loss	(203)	16	(252)	19

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	137	(88)	371	(171)
Fair value movements on cash flow hedges	(81)	65	(100)	77
Transfer to net profit from cash flow hedge reserve	19	(3)	24	(3)
Tax on items that may be reclassified to profit or loss	13	(14)	16	(17)

Total items that may be reclassified to profit or loss	88	(40)	311	(114)

Other comprehensive (loss)/income for the year	(115)	(24)	59	(95)

Total comprehensive income for the year	845	1,091	1,249	1,221

Attributable to:
Parent companies’ shareholders	840	1,086	1,243	1,215
Non-controlling interests	5	5	6	6

Total comprehensive income for the year	845	1,091	1,249	1,221

Reed Elsevier 2014 I Results 19

Combined financial information

Condensed combined statement of cash flows

For the year ended 31 December 2014

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Cash flows from operating activities
Cash generated from operations	1,851	1,943	2,295	2,293
Interest paid	(139)	(200)	(172)	(236)
Interest received	13	5	16	6
Tax paid (net)	(348)	(362)	(432)	(427)

Net cash from operating activities	1,377	1,386	1,707	1,636

Cash flows from investing activities
Acquisitions	(396)	(221)	(491)	(261)
Purchases of property, plant and equipment	(67)	(57)	(83)	(67)
Expenditure on internally developed intangible assets	(203)	(251)	(252)	(296)
Purchase of investments	(6)	(10)	(7)	(12)
Proceeds from disposals of property, plant and equipment	10	6	12	7
Gross proceeds from business disposals	78	311	97	367
Payments on business disposals	(25)	(116)	(31)	(137)
Dividends received from joint ventures	44	22	55	26

Net cash used in investing activities	(565)	(316)	(700)	(373)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies	(565)	(549)	(701)	(648)
Distributions to non-controlling interests	(7)	(6)	(9)	(7)
Increase in short term bank loans, overdrafts and commercial paper	232	169	288	199
Issuance of term debt	589	184	730	217
Repayment of term debt	(300)	(915)	(372)	(1,080)
Repayment of finance leases	(10)	(10)	(12)	(12)
Acquisition of non-controlling interest	(15)	–	(19)	–
Repurchase of ordinary shares	(639)	(600)	(792)	(708)
Proceeds on issue of ordinary shares	45	125	56	148

Net cash used in financing activities	(670)	(1,602)	(831)	(1,891)

Increase/(decrease) in cash and cash equivalents	142	(532)	176	(628)

Movement in cash and cash equivalents
At start of period	132	641	158	788
Increase/(decrease) in cash and cash equivalents	142	(532)	176	(628)
Exchange translation differences	2	23	22	(2)

At end of year	276	132	356	158

Reed Elsevier 2014 I Results 20

Combined financial information

Condensed combined statement of financial position

As at 31 December 2014

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Non-current assets
Goodwill	4,981	4,576	6,425	5,491
Intangible assets	3,164	3,124	4,082	3,749
Investments in joint ventures	125	125	161	150
Other investments	112	92	144	110
Property, plant and equipment	227	237	293	285
Deferred tax assets	464	442	599	530
Derivative financial instruments	78	64	101	77

	9,151	8,660	11,805	10,392

Current assets
Inventories and pre-publication costs	142	142	183	171
Trade and other receivables	1,487	1,416	1,918	1,699
Derivative financial instruments	31	124	40	149
Cash and cash equivalents	276	132	356	158

	1,936	1,814	2,497	2,177

Assets held for sale	–	21	–	25

Total assets	11,087	10,495	14,302	12,594

Current liabilities
Trade and other payables	2,636	2,595	3,400	3,114
Derivative financial instruments	23	4	30	5
Borrowings	676	648	872	778
Taxation	582	588	751	705
Provisions	19	17	24	20

	3,936	3,852	5,077	4,622

Non-current liabilities
Derivative financial instruments	71	13	92	16
Borrowings	3,149	2,633	4,062	3,159
Deferred tax liabilities	1,056	1,076	1,362	1,291
Net pension obligations	632	379	815	455
Provisions	104	116	134	139

	5,012	4,217	6,465	5,060

Liabilities associated with assets held for sale	2	3	3	4

Total liabilities	8,950	8,072	11,545	9,686

Net assets	2,137	2,423	2,757	2,908

Capital and reserves
Combined share capitals	212	224	273	269
Combined share premia	2,820	2,887	3,638	3,464
Combined shares held in treasury	(1,107)	(1,464)	(1,428)	(1,757)
Translation reserve	74	(137)	285	25
Other combined reserves	107	880	(51)	867

Combined shareholders’ equity	2,106	2,390	2,717	2,868
Non-controlling interests	31	33	40	40

Total equity	2,137	2,423	2,757	2,908

Approved by the Boards of Reed Elsevier PLC and Reed Elsevier NV, 25 February 2015.

Reed Elsevier 2014 I Results 21

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2014

	Combined shareholders’ equity							£
	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Total £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2013	223	2,727	(899)	(23)	252	2,280	34	2,314
Total comprehensive income for the year	—	—	—	(88)	1,174	1,086	5	1,091
Dividends paid	—	—	—	—	(549)	(549)	(6)	(555)
Issue of ordinary shares, net of expenses	1	124	—	—	—	125	—	125
Repurchase of ordinary shares	—	—	(600)	—	—	(600)	—	(600)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	48	48	—	48
Settlement of share awards	—	—	40	—	(40)	—	—	—
Exchange differences on translation of capital and reserves	—	36	(5)	(26)	(5)	—	—	—

Balance at 1 January 2014	224	2,887	(1,464)	(137)	880	2,390	33	2,423
Total comprehensive income for the year	—	—	—	137	703	840	5	845
Dividends paid	—	—	—	—	(565)	(565)	(7)	(572)
Issue of ordinary shares, net of expenses	2	43	—	—	—	45	—	45
Repurchase of ordinary shares	—	—	(639)	—	—	(639)	—	(639)
Cancellation of shares	(11)	—	930	—	(919)	—	—	—
Increase in share based remuneration reserve (net of tax)	—	—	—	—	48	48	—	48
Settlement of share awards	—	—	27	—	(27)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Acquisition of non-controlling interest	—	—	—	—	(13)	(13)	(2)	(15)
Exchange differences on translation of capital and reserves	(3)	(110)	39	74	—	—	1	1

Balance at 31 December 2014	212	2,820	(1,107)	74	107	2,106	31	2,137

Reed Elsevier 2014 I Results 22

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2014

	Combined shareholders’ equity							€
	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Total €m	Non-controlling interests €m	Total equity €m
Balance at 1 January 2013	274	3,354	(1,106)	161	121	2,804	42	2,846
Total comprehensive income for the year	—	—	—	(171)	1,386	1,215	6	1,221
Dividends paid	—	—	—	—	(648)	(648)	(7)	(655)
Issue of ordinary shares, net of expenses	1	147	—	—	—	148	—	148
Repurchase of ordinary shares	—	—	(708)	—	—	(708)	—	(708)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	57	57	—	57
Settlement of share awards	—	—	47	—	(47)	—	—	—
Exchange differences on translation of capital and reserves	(6)	(37)	10	35	(2)	—	(1)	(1)

Balance at 1 January 2014	269	3,464	(1,757)	25	867	2,868	40	2,908
Total comprehensive income for the year	—	—	—	371	872	1,243	6	1,249
Dividends paid	—	—	—	—	(701)	(701)	(9)	(710)
Issue of ordinary shares, net of expenses	2	54	—	—	—	56	—	56
Repurchase of ordinary shares	—	—	(792)	—	—	(792)	—	(792)
Cancellation of shares	(14)	—	1,153	—	(1,139)	—	—	—
Increase in share based remuneration reserve (net of tax)	—	—	—	—	60	60	—	60
Settlement of share awards	—	—	33	—	(33)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Acquisition of non-controlling interest	—	—	—	—	(17)	(17)	(2)	(19)
Exchange differences on translation of capital and reserves	16	120	(65)	(111)	40	—	4	4

Balance at 31 December 2014	273	3,638	(1,428)	285	(51)	2,717	40	2,757

Reed Elsevier 2014 I Results 23

Notes to the combined financial information

1	Basis of preparation

The condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of RELX Group plc (formerly Reed Elsevier Group plc) and Elsevier Reed Finance BV and their subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier”, “the combined businesses” or “the company”).

The combined financial information, presented in condensed form, has been abridged from the audited financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board and on which the auditors have issued an unqualified opinion. The accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2013; there have been no significant changes to these policies since the date of issue. Accounting policies and valuation techniques applied relating to fair value measurement are described on pages 104 and 105 of the Reed Elsevier Annual Reports and Financial Statements 2013. Financial information is presented in both sterling and euros.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the year ended 31 December 2014.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the combined businesses are set out below.

IFRS15 – Revenue from Contracts with Customers (effective for the 2017 financial year). The new standard provides a single point of reference for revenue recognition replacing a range of different revenue accounting standards, interpretations and guidance. Management is in the process of assessing the impact of this new standard.

IFRS9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Reed Elsevier 2014 I Results 24

Notes to the combined financial information

2	Segment analysis

The company is a world leading provider of professional information solutions serving four market segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk & Business Information, providing data, analytics and insight that enables customers to evaluate and manage risk and develop market intelligence; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

The reported segments are based on the internal reporting structure and financial information provided to the Boards. During 2014, Risk Solutions and Business Information have been combined into one business area, having previously operated separately. Accordingly, they are now presented as a single operating segment. Comparative figures have been restated as if the businesses had operated on a combined basis in the prior year.

Following a review of activities, assets and costs across the business, a new method for the allocation of corporate and shared costs was introduced from 1 January 2014. Previously unallocated items and costs relating to shared activities and resources have been attributed to the business segments on the basis of usage and benefits derived. This new allocation reflects an increased level of shared resources and capitalised costs. Comparative adjusted operating profit and operating profit figures have been restated as if these allocation methods had operated in the prior year. This reflects the presentation of financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating figures are reconciled to reported figures in note 4.

Revenue

	£		€
	2014 £m	2013 Restated £m	2014 €m	2013 Restated €m
Business segment
Scientific, Technical & Medical	2,048	2,126	2,540	2,509
Risk & Business Information	1,439	1,480	1,784	1,746
Legal	1,396	1,567	1,731	1,849
Exhibitions	890	862	1,104	1,017

Total	5,773	6,035	7,159	7,121

Geographical origin
North America	2,884	3,103	3,576	3,661
United Kingdom	1,013	985	1,256	1,162
The Netherlands	636	656	789	774
Rest of Europe	686	698	851	824
Rest of world	554	593	687	700

Total	5,773	6,035	7,159	7,121

Geographical market
North America	2,878	3,082	3,569	3,637
United Kingdom	455	443	564	523
The Netherlands	153	166	190	196
Rest of Europe	1,053	1,074	1,306	1,267
Rest of world	1,234	1,270	1,530	1,498

Total	5,773	6,035	7,159	7,121

Reed Elsevier 2014 I Results 25

Notes to the combined financial information

2	Segment analysis (continued)

Adjusted operating profit

	£		€
	2014 £m	2013 Restated £m	2014 €m	2013 Restated €m
Business segment
Scientific, Technical & Medical	762	787	945	929
Risk & Business Information	506	507	627	598
Legal	260	250	322	295
Exhibitions	217	210	269	248

Subtotal	1,745	1,754	2,163	2,070

Corporate costs	(6)	(5)	(7)	(6)

Total	1,739	1,749	2,156	2,064

Operating profit

	£		€
	2014 £m	2013 Restated £m	2014 €m	2013 Restated €m
Business segment
Scientific, Technical & Medical	684	693	848	817
Risk & Business Information	377	369	467	436
Legal	173	161	214	190
Exhibitions	174	158	216	187

Subtotal	1,408	1,381	1,745	1,630

Corporate costs	(6)	(5)	(7)	(6)

Total	1,402	1,376	1,738	1,624

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Operating profit before joint ventures	1,366	1,347	1,694	1,589

Amortisation of acquired intangible assets	282	317	350	374
Amortisation of internally developed intangible assets	158	160	196	189
Depreciation of property, plant and equipment	79	89	98	105
Share based remuneration	32	31	40	37

Total non cash items	551	597	684	705

Increase in working capital	(66)	(1)	(83)	(1)

Cash generated from operations	1,851	1,943	2,295	2,293

Reed Elsevier 2014 I Results 26

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Reconciliation of net borrowings

	£
	Cash and cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2014 £m	2013 £m
At start of year	132	(3,281)	77	(3,072)	(3,127)
Increase/(decrease) in cash and cash equivalents	142	—	—	142	(532)
(Increase)/decrease in borrowings	—	(520)	9	(511)	572

Changes in net borrowings resulting from cash flows	142	(520)	9	(369)	40

Borrowings in acquired businesses	—	(20)	—	(20)	—
Inception of finance leases	—	(3)	—	(3)	(12)
Fair value and other adjustments to borrowings and related derivatives	—	78	(85)	(7)	(1)
Exchange translation differences	2	(79)	(2)	(79)	28

At end of year	276	(3,825)	(1)	(3,550)	(3,072)

	€
	Cash and cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2014 €m	2013 €m
At start of year	158	(3,937)	93	(3,686)	(3,846)
Increase/(decrease) in cash and cash equivalents	176	—	—	176	(628)
(Increase)/decrease in borrowings	—	(645)	11	(634)	676

Changes in net borrowings resulting from cash flows	176	(645)	11	(458)	48

Borrowings in acquired businesses	—	(25)	—	(25)	—
Inception of finance leases	—	(4)	—	(4)	(14)
Fair value and other adjustments to borrowings and related derivatives	—	97	(105)	(8)	(1)
Exchange translation differences	22	(420)	—	(398)	127

At end of year	356	(4,934)	(1)	(4,579)	(3,686)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid.

Borrowings by year of repayment

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Within 1 year	676	648	872	778

Within 1 to 2 years	404	179	521	215
Within 2 to 3 years	616	403	795	483
Within 3 to 4 years	242	341	312	409
Within 4 to 5 years	553	181	713	217
After 5 years	1,334	1,529	1,721	1,835

After 1 year	3,149	2,633	4,062	3,159

Total	3,825	3,281	4,934	3,937

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2014 by a $2,000m (£1,284m/€1,656m) committed bank facility maturing in July 2019, which was undrawn.

The total fair value of gross borrowings is £4,230m/€5,457m (2013: £3,647m/€4,377m).

Reed Elsevier 2014 I Results 27

Notes to the combined financial information

4	Adjusted figures

Adjusted figures are used as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted cash flow is measured after net capital expenditure and dividends from joint ventures, but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Operating profit	1,402	1,376	1,738	1,624
Adjustments:
Amortisation of acquired intangible assets	286	318	355	375
Acquisition related costs	30	43	37	51
Reclassification of tax in joint ventures	21	12	26	14

Adjusted operating profit	1,739	1,749	2,156	2,064

Profit before tax	1,229	1,196	1,523	1,412
Adjustments:
Amortisation of acquired intangible assets	286	318	355	375
Acquisition related costs	30	43	37	51
Reclassification of tax in joint ventures	21	12	26	14
Net financing charge on defined benefit pension schemes	15	19	19	22
Disposals and other non operating items	11	(16)	14	(19)

Adjusted profit before tax	1,592	1,572	1,974	1,855

Tax charge	(269)	(81)	(333)	(96)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	(6)	7	(8)	9
Tax on acquisition related costs	(9)	(12)	(11)	(14)
Reclassification of tax in joint ventures	(21)	(12)	(26)	(14)
Tax on net financing charge on defined benefit pension schemes	(4)	(6)	(5)	(7)
Tax on disposals and other non operating items	3	34	3	40
Other deferred tax credits from intangible assets*	(68)	(300)	(84)	(354)

Adjusted tax charge	(374)	(370)	(464)	(436)

Net profit attributable to parent companies’ shareholders	955	1,110	1,184	1,310
Adjustments (post tax):
Amortisation of acquired intangible assets	280	325	347	384
Acquisition related costs	21	31	26	37
Net financing charge on defined benefit pension schemes	11	13	14	15
Disposals and other non operating items	14	18	17	21
Other deferred tax credits from intangible assets*	(68)	(300)	(84)	(354)

Adjusted net profit attributable to parent companies’ shareholders	1,213	1,197	1,504	1,413

*	movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

Reed Elsevier 2014 I Results 28

Notes to the combined financial information

4	Adjusted figures (continued)

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Cash generated from operations	1,851	1,943	2,295	2,293
Dividends received from joint ventures	44	22	55	26
Purchases of property, plant and equipment	(67)	(57)	(83)	(67)
Proceeds from disposals of property, plant and equipment	10	6	12	7
Expenditure on internally developed intangible assets	(203)	(251)	(252)	(296)
Payments in relation to exceptional restructuring costs	–	12	–	14
Payments in relation to acquisition related costs	27	28	34	33

Adjusted cash flow	1,662	1,703	2,061	2,010

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
At start of period	(379)	(466)	(455)	(573)
Service cost (including settlement, past service and curtailment credits of £15m/€18m (2013: £59m/€70m))	(48)	(14)	(60)	(16)
Net financing charge on defined benefit pension schemes	(15)	(19)	(19)	(22)
Actuarial (losses)/gains	(266)	40	(330)	47
Contributions by employer	76	83	94	98
Exchange translation differences	–	(3)	(45)	11

At end of period	(632)	(379)	(815)	(455)

The net pension deficit comprises:

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
Fair value of scheme assets	4,345	3,981	5,605	4,777
Defined benefit obligations of funded schemes	(4,784)	(4,200)	(6,171)	(5,040)

Net deficit of funded schemes	(439)	(219)	(566)	(263)
Defined benefit obligations of unfunded schemes	(193)	(160)	(249)	(192)

Net deficit	(632)	(379)	(815)	(455)

Reed Elsevier 2014 I Results 29

Notes to the combined financial information

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

	£		€
	2014 £m	2013 £m	2014 €m	2013 €m
At start of period	133	169	159	208
Charged	—	—	—	—
Utilised	(16)	(35)	(20)	(42)
Exchange translation differences	6	(1)	19	(7)

At end of period	123	133	158	159

Provisions principally relate to leasehold properties, including sub-lease shortfalls.

7	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of the combined businesses in the year ended 31 December 2014.

8	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	2014	2013	2014	2013
Euro to sterling	1.24	1.18	1.29	1.20
US dollars to sterling	1.65	1.56	1.56	1.66
US dollars to euro	1.33	1.32	1.21	1.38

Reed Elsevier 2014 I Results 30

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated income statement

For the year ended 31 December 2014

	£
	2014 £m	2013 £m
Administrative expenses	(2)	(2)
Effect of tax credit equalisation on distributed earnings	(15)	(15)
Share of results of joint ventures	495	583

Operating profit	478	566
Finance income	15	10

Profit before tax	493	576
Tax expense	(3)	(4)

Profit attributable to ordinary shareholders	490	572

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2014

	£
	2014 £m	2013 £m
Profit attributable to ordinary shareholders	490	572
Share of joint ventures’ other comprehensive loss for the year	(61)	(13)

Total comprehensive income for the year	429	559

Earnings per ordinary share

For the year ended 31 December 2014

£
	2014 pence	2013 pence
Basic earnings per share	43.0p	48.8p
Diluted earnings per share	42.5p	48.2p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2014 I Results 31

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2014

	£
	2014 £m	2013 £m
Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	15	10
Tax paid	(4)	(3)

Net cash from operating activities	9	5

Cash flows from investing activities
Dividends received from joint ventures	618	102

Net cash from investing activities	618	102

Cash flows from financing activities
Equity dividends paid	(285)	(278)
Repurchase of ordinary shares	(333)	(326)
Proceeds on issue of ordinary shares	18	50
(Increase)/decrease in net funding balances due from joint ventures	(27)	447

Net cash used in financing activities	(627)	(107)

Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

For the year ended 31 December 2014

	£
	2014 £m	2013 £m
Non-current assets
Investments in joint ventures	1,117	1,266

Total assets	1,117	1,266

Current liabilities
Taxation	1	2

Total liabilities	1	2

Net assets	1,116	1,264

Capital and reserves
Called up share capital	174	182
Share premium account	1,274	1,257
Shares held in treasury (including in joint ventures)	(593)	(752)
Capital redemption reserve	13	4
Translation reserve	112	40
Other reserves	136	533

Total equity	1,116	1,264

Approved by the Board of directors, 25 February 2015.

Reed Elsevier 2014 I Results 32

Reed Elsevier PLC

Consolidated financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2014

	£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2013	181	1,208	(447)	4	87	173	1,206
Total comprehensive income for the year	—	—	—	—	(47)	606	559
Equity dividends paid	—	—	—	—	—	(278)	(278)
Issue of ordinary shares, net of expenses	1	49	—	—	—	—	50
Repurchase of ordinary shares	—	—	(326)	—	—	—	(326)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	21	—	—	(21)	—
Equalisation adjustments	—	—	—	—	—	28	28

Balance at 1 January 2014	182	1,257	(752)	4	40	533	1,264
Total comprehensive income for the year	—	—	—	—	72	357	429
Equity dividends paid	—	—	—	—	—	(285)	(285)
Issue of ordinary shares, net of expenses	1	17	—	—	—	—	18
Repurchase of ordinary shares	—	—	(350)	—	—	—	(350)
Cancellation of shares	(9)	—	495	9	—	(495)	—
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	—	25	25
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	14	—	—	(14)	—
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	—	(7)	(7)
Equalisation adjustments	—	—	—	—	—	22	22

Balance at 31 December 2014	174	1,274	(593)	13	112	136	1,116

Reed Elsevier 2014 I Results 33

Reed Elsevier PLC

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier PLC share of the combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

Reed Elsevier PLC’s economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been abridged from the consolidated financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier PLC’s accounting policies under IFRS are set out on page 164 of the Reed Elsevier Annual Reports and Financial Statements 2013. The auditors have reported on the consolidated financial statements of Reed Elsevier PLC. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under s498(2) or (3) of the United Kingdom Companies Act 2006.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2014.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	£		£
	Profit attributable to ordinary shareholders		Basic earnings per share
	2014 £m	2013 £m	2014 pence	2013 pence
Reported figures	490	572	43.0p	48.8p
Effect of tax credit equalisation on distributed earnings	15	15	1.3p	1.3p

Profit attributable to ordinary shareholders based on 52.9% economic interest in the combined businesses	505	587	44.3p	50.1p
Share of adjustments in joint ventures	137	46	12.0p	3.9p

Adjusted figures	642	633	56.3p	54.0p

Reed Elsevier 2014 I Results 34

Reed Elsevier PLC

Consolidated financial information

3	Dividends

Dividends declared and paid in the year

	2014 pence	2013 pence	2014 £m	2013 £m
Ordinary shares
Final for prior financial year	17.95p	17.00p	205	200
Interim for financial year	7.00p	6.65p	80	78

Total	24.95p	23.65p	285	278

The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 19.00p (2013: 17.95p). The cost of the final dividend, if approved by the shareholders, is expected to be £214m. No liability has been recognised at the statement of financial position date. The Reed Elsevier PLC final dividend as approved will be paid on 22 May 2015, with an ex-dividend date of 30 April 2015 and a record date of 1 May 2015. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit available to certain Reed Elsevier PLC shareholders.

Dividends paid and proposed relating to the financial year

	2014 pence	2013 pence
Ordinary shares
Interim (paid)	7.00p	6.65p
Final (proposed)	19.00p	17.95p

Total	26.00p	24.60p

4	Share capital and treasury shares

	2014			2013
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
Number of ordinary shares
At start of year	1,267.0	(109.6)	1,157.4	1,186.6
Issue of ordinary shares	3.4	—	3.4	9.4
Repurchase of ordinary shares	—	(35.2)	(35.2)	(41.9)
Net release of shares by the employee benefit trust	—	2.1	2.1	3.3
Shares cancelled	(65.0)	65.0	—	—

At end of year	1,205.4	(77.7)	1,127.7	1,157.4

Weighted average number of ordinary shares during the year			1,140.2	1,172.2

5	Events after the balance sheet date

Effective 25 February 2015, Reed Elsevier PLC transferred its direct ownership interest in Elsevier Reed Finance BV to its jointly-owned company RELX Group plc. Reed Elsevier PLC retains its 52.9% economic interest in the combined businesses, and no gain or loss was recorded on the transaction.

Reed Elsevier 2014 I Results 35

Reed Elsevier NV

Consolidated financial information

Condensed consolidated income statement

For the year ended 31 December 2014

	€
	2014 €m	2013 €m
Administrative expenses	(3)	(2)
Share of results of joint ventures	575	642

Operating profit	572	640
Finance income	25	19

Profit before tax	597	659
Tax expense	(5)	(4)

Profit attributable to shareholders	592	655

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2014

	€
	2014 €m	2013 €m
Profit attributable to shareholders	592	655
Share of joint ventures’ other comprehensive income/(loss) for the year	29	(48)

Total comprehensive income for the year	621	607

Earnings per ordinary share

For the year ended 31 December 2014

	€
	2014 €	2013 €
Basic earnings per share	€0.85	€0.91
Diluted earnings per share	€0.84	€0.90

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2014 I Results 36

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2014

	€
	2014 €m	2013 €m
Cash flows from operating activities
Cash used by operations	(3)	(3)
Interest received	26	19
Tax paid	(3)	(1)

Net cash from operating activities	20	15

Cash flows from investing activities
Dividends received from joint ventures	520	186

Net cash from investing activities	520	186

Cash flows from financing activities
Equity dividends paid	(349)	(321)
Repurchase of shares	(361)	(337)
Proceeds on issue of ordinary shares	33	88
Decrease in net funding balances due from joint ventures	141	370

Net cash used in financing activities	(536)	(200)

Movement in cash and cash equivalents	4	1

Condensed consolidated statement of financial position

For the year ended 31 December 2014

	€
	2014 €m	2013 €m
Non-current assets
Investments in joint ventures	1,412	1,488
Current assets
Amounts due from joint ventures	3	4
Cash and cash equivalents	6	2

	9	6

Total assets	1,421	1,494

Current liabilities
Payables	6	6
Taxation	56	54

Total liabilities	62	60

Net assets	1,359	1,434

Capital and reserves
Share capital issued	52	55
Paid-in surplus	2,309	2,276
Shares held in treasury (including in joint ventures)	(711)	(881)
Translation reserve	60	(131)
Other reserves	(351)	115

Total equity	1,359	1,434

Approved by the Board of directors, 25 February 2015.

Reed Elsevier 2014 I Results 37

Reed Elsevier NV

Consolidated financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2014

	€
	Share capital €m	Paid-in surplus €m	Shares held In treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2013	54	2,189	(571)	(42)	(228)	1,402
Total comprehensive income for the year	—	—	—	(86)	693	607
Equity dividends paid	—	—	—	—	(321)	(321)
Issue of ordinary shares, net of expenses	1	87	—	—	—	88
Repurchase of shares	—	—	(337)	—	—	(337)
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	29	29
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	24	—	(24)	—
Equalisation adjustments	—	—	—	—	(34)	(34)
Exchange translation differences	—	—	3	(3)	—	—

Balance at 1 January 2014	55	2,276	(881)	(131)	115	1,434
Total comprehensive income for the year	—	—	—	185	436	621
Equity dividends paid	—	—	—	—	(349)	(349)
Issue of ordinary shares, net of expenses	—	33	—	—	—	33
Repurchase of shares	—	—	(381)	—	—	(381)
Cancellation of ordinary shares	(3)	—	540	—	(537)	—
Share of joint ventures’ increase in share based remuneration reserve (net of tax)	—	—	—	—	30	30
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	17	—	(17)	—
Shares of joint ventures’ acquisition of non-controlling interest	—	—	—	—	(9)	(9)
Equalisation adjustments	—	—	—	—	(20)	(20)
Exchange translation differences	—	—	(6)	6	—	—

Balance at 31 December 2014	52	2,309	(711)	60	(351)	1,359

Reed Elsevier 2014 I Results 38

Reed Elsevier NV

Consolidated financial information

Notes to the consolidated financial information

1	Basis of preparation

The Reed Elsevier NV share of the combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been abridged from the consolidated financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier NV’s accounting policies under IFRS are set out on page 184 of the Reed Elsevier Annual Reports and Financial Statements 2013. The auditors have reported on the consolidated financial statements of Reed Elsevier NV. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under Article 2:395 of the Netherlands Civil Code.

The Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2014.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	€		€
	Profit attributable to ordinary shareholders		Basic earnings per share
	2014 €m	2013 €m	2014 €	2013 €
Reported figures	592	655	€0.85	€0.91
Share of adjustments in joint ventures	160	52	€0.22	€0.08

Adjusted figures	752	707	€1.07	€0.99

3	Dividends

Dividends declared and paid in the year

	2014 €	2013 €	2014 €m	2013 €m
Ordinary shares
Final for prior financial year	€0.374	€0.337	249	230
Interim for financial year	€0.151	€0.132	100	91

Total	€0.525	€0.469	349	321

R shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.438 (2013: €0.374). The cost of the final dividend, if approved by the shareholders, is expected to be €287m. No liability has been recognised at the statement of financial position date. The Reed Elsevier NV final dividend as approved will be paid on 22 May 2015, with an ex-dividend date of 30 April 2015 and a record date of 4 May 2015. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit available to certain Reed Elsevier PLC shareholders.

Reed Elsevier 2014 I Results 39

Reed Elsevier NV

Consolidated financial information

3	Dividends (continued)

Dividends paid and proposed relating to the financial year

	2014 €	2013 €
Ordinary shares
Interim (paid)	€0.151	€0.132
Final (proposed)	€0.438	€0.374

Total	€0.589	€0.506

R shares	—	—

4	Share capital and treasury shares

	2014				2013
	Ordinary shares in issue (millions)	R shares in issue* (millions)	Treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)	Ordinary share equivalents net of treasury shares (millions)
Number of ordinary shares or equivalents
Ordinary shares at start of year	734.1	—	(65.9)	668.2	682.4
Issue of ordinary shares	3.0	—	—	3.0	8.1
Repurchase of ordinary shares	—	—	(20.4)	(20.4)	(24.3)
Net (purchase)/release of shares by the employee benefit trust	—	—	(0.3)	(0.3)	2.0
Shares cancelled	(40.0)	—	40.0	—	—

Ordinary shares at end of year	697.1	—	(46.6)	650.5	668.2

R share equivalents at start of year	—	43.0	(1.5)	41.5	42.4
Repurchase of R share equivalents	—	—	(1.1)	(1.1)	(0.9)

R share equivalents at end of year	—	43.0	(2.6)	40.4	41.5

Total ordinary share equivalents at end of year	697.1	43.0	(49.2)	690.9	709.7

Weighted average number of equivalent ordinary shares during the year				700.1	717.6

*	ordinary share equivalents

The weighted average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

At 31 December 2014, 4,038,884 R shares (2013: 4,146,785) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares. At 31 December 2014 treasury shares included 264,295 R shares (2013: 156,394), equivalent to 2,642,950 (2013: 1,563,940) Reed Elsevier NV ordinary shares.

5	Events after the balance sheet date

Effective 25 February 2015, Reed Elsevier NV transferred its direct ownership interest in Elsevier Reed Finance BV to its jointly-owned company RELX Group plc. Reed Elsevier NV retains its 50% economic interest in the combined businesses, and no gain or loss was recorded on the transaction.

Reed Elsevier 2014 I Results 40

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed combined income statement

	$
	2014 US$m		2013 US$m
Revenue		9,525		9,415
Operating profit		2,313		2,147
Profit before tax		2,028		1,866
Profit attributable to parent companies’ shareholders		1,576		1,732

Adjusted operating profit		2,869		2,728
Adjusted profit before tax		2,627		2,452
Adjusted profit attributable to parent companies’ shareholders		2,001		1,867

Basic earnings per American Depositary Share (ADS)	US$		US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)		$2.84		$3.05
Reed Elsevier NV (Each ADS comprises two ordinary shares)		$2.26		$2.40
Adjusted earnings per American Depositary Share (ADS)
Reed Elsevier PLC (Each ADS comprises four ordinary shares)		$3.72		$3.37
Reed Elsevier NV (Each ADS comprises two ordinary shares)		$2.85		$2.61

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Condensed combined statement of cash flows

	$
	2014 US$m	2013 US$m
Net cash from operating activities	2,272	2,162
Net cash used in investing activities	(932)	(493)
Net cash used in financing activities	(1,106)	(2,499)

Increase/(decrease) in cash and cash equivalents	234	(830)

Adjusted cash flow	2,742	2,657

Condensed combined statement of financial position

	$
	2014 US$m	2013 US$m
Non-current assets	14,276	14,376
Current assets	3,020	3,011
Assets held for sale	—	35

Total assets	17,296	17,422

Current liabilities	6,140	6,395
Non-current liabilities	7,819	7,000
Liabilities associated with assets held for sale	3	5

Total liabilities	13,962	13,400

Net assets	3,334	4,022

Reed Elsevier 2014 I Results 41

Investor Information

Notes for Editors

RELX Group plc is a world leading provider of information solutions for professional customers across industries. The group employs 28,500 people of whom about half are in North America.

Reed Elsevier PLC is the London Stock Exchange listed vehicle for holding shares in RELX Group. Shareholders in Reed Elsevier PLC own a 52.9% economic interest in RELX Group. Reed Elsevier NV is the Amsterdam Stock Exchange listed vehicle for holding shares in RELX Group. External shareholders in Reed Elsevier NV own a 47.1% economic interest in RELX Group. The combined market capitalisation of the two parent companies is approximately £24bn/€33bn. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

The Annual Reports and Financial Statements 2014 will be available on the RELX Group website at www.RELXgroup.com from 10 March 2015. Copies of the Annual Reports and Financial Statements 2014 are expected to be posted to shareholders in Reed Elsevier PLC on 23 March 2015, and will be available to shareholders in Reed Elsevier NV on request. Copies of the 2014 Results Announcement are available to the public on the RELX Group website and from the respective companies:

RELX Group plc 1-3 Strand London WC2N 5JR United Kingdom	Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands

Reed Elsevier 2014 I Results 42

ATTACHMENT

Simplified, Modernised, and more Transparent Corporate Structure, Equalisation Arrangements and Corporate Entity Names

Objectives

•    Simplify the corporate structure without changing the economic interests of the two parent companies’ shareholders

•    Increase share price transparency by changing the equalisation ratio to 1:1, without changing the economic ownership or dividend rights for any existing share

•    Modernise the corporate entity names without any brand or name changes for any customer facing products or business units

•    Remain at least cost and profit neutral on an annual basis

We are extending our efforts to modernise and simplify Reed Elsevier to our corporate structure, our share listings, and corporate entity names. Certain changes have recently been made and others are being proposed to shareholders at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV to be held in April 2015. This set of changes will be cost and profit neutral for the company, and none of these changes impact the economic interests of any shareholder. In particular, dividend and capital distribution rights are unaffected. All parent company guarantees over debt are also unaffected.

Corporate Structure

Reed Elsevier PLC and Reed Elsevier NV are separate, publicly-held companies. Through the end of 2014 they jointly owned two companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Effective 25 February 2015, Reed Elsevier PLC and Reed Elsevier NV transferred their direct ownership interests in Elsevier Reed Finance BV to their jointly-owned company Reed Elsevier Group plc and named this newly combined single entity RELX Group plc. As a result, RELX Group plc now holds all Reed Elsevier businesses, subsidiaries and financing activities. Together Reed Elsevier PLC, Reed Elsevier NV and RELX Group plc (and its subsidiaries and joint ventures) comprise the Reed Elsevier combined businesses.

Shareholders in Reed Elsevier PLC, the London (and New York) publicly listed entity, hold a 52.9% economic interest in the Reed Elsevier combined businesses. Reed Elsevier PLC owns a 50% direct holding in RELX Group plc and has a 5.8% shareholding in Reed Elsevier NV, the Amsterdam (and New York) publicly listed entity. All other shareholders (other than Reed Elsevier PLC) in Reed Elsevier NV hold a 47.1% economic interest in the Reed Elsevier combined businesses. In order to simplify the corporate structure and make the respective economic interests of the two parent companies’ shareholders more transparent it is being proposed that Reed Elsevier PLC’s 5.8% shareholding in Reed Elsevier NV be replaced by a 2.9% direct (non-voting) shareholding in RELX Group plc. As a result, Reed Elsevier PLC’s direct equity holding in RELX Group plc will become 52.9% and Reed Elsevier NV’s direct equity holding in RELX Group plc will become 47.1%, which aligns with their shareholders’ respective economic interests.

Reed Elsevier 2014 I Results 43

ATTACHMENT

Simplification of Corporate Structure

The revised corporate structure, reflecting the changes that became effective 25 February 2015 and those being proposed to shareholders:

†	External shareholders’ economic interest in combined business
*	These percentages reflect the respective equity interests of Reed Elsevier PLC and Reed Elsevier NV in RELX Group plc, subject to shareholder approval. Reed Elsevier PLC and Reed Elsevier NV will each continue to have equal voting rights in RELX Group plc, thus retaining the current 50%/50% joint voting control of the combined businesses.

Equalisation Arrangements

Presently the equalisation ratio of Reed Elsevier PLC to Reed Elsevier NV shares is such that one Reed Elsevier NV ordinary share is generally intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. At its Annual General Meeting in April 2015, Reed Elsevier NV is proposing a resolution to issue additional bonus ordinary shares to existing Reed Elsevier NV shareholders on the basis of 0.538 bonus shares for each share held. If approved by shareholders, this will result in one ordinary share of Reed Elsevier NV conferring equivalent economic interests to one ordinary share of Reed Elsevier PLC. The reduction in the per share economic interests of Reed Elsevier NV shareholders as a result of the increase in the number of Reed Elsevier NV shares will be correspondingly offset by the number of additional shares each Reed Elsevier NV shareholder receives in the bonus issue, leaving the economic interest of each shareholder unchanged. Reed Elsevier PLC and Reed Elsevier NV ADRs on the New York Stock Exchange will also be adjusted so that they each represent one Reed Elsevier PLC or one Reed Elsevier NV ordinary share (from their current 4 to 1 and 2 to 1 ratios) respectively.

By moving from the current 1.538 to 1 to a new 1 to 1 equalisation ratio between Reed Elsevier PLC and Reed Elsevier NV ordinary shares, capital rights (on a per share basis), dividends per share (on a gross basis including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit) and adjusted earnings per share all will be readily identifiable as substantially equivalent between ordinary shares as well as their respective ADRs, subject only to the prevailing currency exchange rates between pounds sterling, euros or US dollars. This will also make it simpler to compare the prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares as well as their respective ADRs.

Reed Elsevier 2014 I Results 44

ATTACHMENT

Subject to shareholder approval of the issuance of additional bonus shares by Reed Elsevier NV, the bonus issue, the changes to the number of Reed Elsevier PLC and Reed Elsevier NV ADRs and the requisite amendments to the Governing Agreement, will all be effective from 1 July 2015.

Corporate Entity Names

Along with the simplification and modernisation of the corporate structure, the Boards undertook a review of the names of the corporate entities. Following that review, as already noted, the Boards determined that as part of the transfer of ownership of Elsevier Reed Finance BV from Reed Elsevier PLC and Reed Elsevier NV to Reed Elsevier Group plc it was appropriate to name the newly combined entity that holds all businesses, subsidiaries and financing activities, RELX Group plc. The Boards believe this shorter and more modern name reflects the transformation of the Company to a technology, content and analytics driven business while at the same time maintaining the link with its proud heritage. The Boards are proposing to shareholders at the Annual General Meetings in April 2015 to also change the corporate names of Reed Elsevier PLC and Reed Elsevier NV to RELX PLC and RELX NV, respectively. There will not be any brand or name changes for any customer facing products or business units.

Shareholder Approval

As noted, certain of the structural changes and the change of name of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV, will require the approval of shareholders. A more detailed description of the resolutions to be put to the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2015 will be set out in the respective Notices of Annual General Meeting.

Reed Elsevier 2014 I Results 45

ATTACHMENT

Corporate Structure and Share Listing Simplification FAQs

1.	Why are you making all these changes?

Our objectives were to:

•	Simplify the corporate structure without changing the economic interests of the two parent companies’ shareholders

•	Help clarify the economic interests of shareholders

•	Increase share price transparency by changing the equalisation ratio to 1:1, without changing the economic ownership or dividend rights for any existing share

•	Modernise the corporate entity names without any brand or name changes for any customer facing products or business units

•	Remain at least cost/profit neutral on an annual basis

2.	Why are you doing this now?

Over the past few years our top priority has been to drive the strategic and operational transformation of the business of Reed Elsevier, to evolve the company into a modern global professional information solutions provider and to enhance the quality of our earnings. We have focused on our customer facing activities and internal business operations. We think that this is a good time to extend our efforts to modernise and simplify the company to our corporate structure and our share listings, and based on the evolution of the company and our environment over the past few years, it is now possible to pursue this simplification in a profit neutral fashion.

3.	Will this change make it more or less likely that you will eliminate the dual-headed parent company structure in the future?

It makes it neither more nor less likely. We believe that the set of changes that we are announcing today represents a significant simplification, that captures many of the benefits associated with a potential single parent company structure, through a fairly straightforward process, without surrendering the shareholder benefits afforded by our dual listing.

We will continue to review all corporate structure and listing alternatives on a periodic basis going forward. If we see further opportunities to simplify or modernise the company or its corporate structure, we may pursue those in the future if we believe that the benefits outweigh the associated costs and risks at that time.

4.	Will EPS be impacted?

Adjusted EPS will not be impacted by these changes, other than the NV adjusted EPS after the bonus share issue will be divided by 1.538 to reflect the increased share count for each shareholder. When expressed in the same currency, the adjusted EPS for both parent companies will be identical. Calculating adjusted EPS will be easier—simply take the combined earnings and divide by the aggregate number of shares, adding the number of PLC shares to the number of NV shares.

Reed Elsevier 2014 I Results 46

ATTACHMENT

Reported EPS will continue to be marginally different between the two parent companies as a result of the accounting treatment of the tax credit on the dividend within the EPS calculation, but this small accounting difference has no impact on the economic rights of the shareholders.

5.	How will dividends be impacted?

Dividends will not be impacted. The dividend per share for NV shares will be divided by 1.538 after the bonus share issue as the number of shares held by each shareholder will be multiplied by the same factor, all to reflect the newly issued bonus shares. From the 2015 interim dividend onwards, dividends will be equalised on a 1 to 1 basis at the gross level.

6.	Why won’t the declared dividends per share for the two parent companies be identical?

Dividends will continue to be equalised at the gross level, that is including the UK individual shareholder tax credit and before the Dutch dividend withholding tax, as stipulated in the original shareholder agreement between the two parent companies. That dividend agreement continues to be in effect. In making the changes we are proposing today, we have followed the principle of not changing the current economic interests of any shareholder.

7.	Will the index weighting of either parent company change?

No. The full market capitalisation of PLC will continue to be included in the FTSE100 index, and other relevant indices, and the full market capitalisation of the ordinary shares of NV will continue to be included in the AEX index, and other relevant indices. The value of the 5.8% cross shareholding that PLC currently holds in NV has never been included in the AEX index weighting, so its elimination will have no impact.

8.	Will you now buy back a higher proportion of the cheaper NV shares?

No. We will continue to buy back shares proportionately in both parent companies, as the agreement between the two parent companies is to maintain the 52.9%/47.1% ratio of their shareholders’ economic interest. This ratio will now also be aligned with the internal ownership structure.

9.	Do you expect the discount that NV shares trade at to close?

It is for the market to set the prices of the shares of each of the parent companies. The changes that we are proposing today will make any potential difference in the share prices more transparent. The comparison between PLC and NV share prices will only require a euro/sterling exchange conversion, and the US dollar ADR prices will be directly comparable.

10.	Will there be any operating cost or tax consequences from these changes?

We do not expect there to be any noticeable costs or benefits for the company before or after tax. We expect the entire set of changes to be cost and profit neutral from year one.

Reed Elsevier 2014 I Results 47

ATTACHMENT

11.	Why did you change the name now and how did you pick RELX Group plc?

For the first time, we have now transferred ownership of all businesses, subsidiaries, and financing activities below the two parent companies to one new single group entity (by combining Reed Elsevier Group plc and Elsevier Reed Finance BV). When naming this newly formed single entity we chose RELX Group plc because we believe that this shorter and more modern name reflects the transformation of the company to a technology, content and analytics driven business while maintaining the link with its proud heritage. We are proposing to align the parent company names with the name of this newly formed single group entity, effective 1 July 2015.

12.	How will these name changes affect your customers?

There will not be any brand or name changes for any customer facing products or business units.

13.	What approvals from shareholders does this require?

We have already completed some of the steps in the process that did not require shareholder approval. This includes the combination of the former Reed Elsevier Group plc and Elsevier Reed Finance BV into the newly formed RELX Group plc. The bonus share issue in NV to move from the current 1.538 to 1 equalisation ratio to a 1 to 1 ratio, and the elimination of the 5.8% cross shareholding that PLC has in NV, require approval from shareholders. Approvals will be sought at the AGMs in April, with the changes taking effect from 1 July 2015. Changing the names of the parent companies also requires shareholder approval.

14.	What is the timeline for these measures?

RELX Group plc, the new single group entity, was formed on 25 February 2015. The notice to shareholders providing full documentation of the remaining proposals regarding cross-shareholding elimination, equalisation ratio and parent company names will be posted to shareholders on 10 March 2015 for consideration at the Reed Elsevier NV and Reed Elsevier PLC AGMs on 22 and 23 April 2015 respectively. If the remaining proposals are approved by shareholders, they will become effective from 1 July 2015.